                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20349

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 (a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           AMENDMENT AND RESTATEMENT*

                          BARRINGER LABORATORIES, INC.
                                (Name of Issuer)

      COMMON STOCK, PAR VALUE $.01 per share (Title of Class of Securities)

                                    068508100
                                 (CUSIP Number)

                                  R. Scott Asen
                             c/o Asen and Co., Inc.
                              224 East 49th Street
                            New York, New York 10017
                                  212-758-2323

        (Name, Address, Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  April 7, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



                         (continued on following pages)


                              (Page 1 of 14 Pages)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                  SCHEDULE 13D

CUSIP NO.    068508100                                              Page 2 of 14

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     R. Scott Asen
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [ ]
     Not Applicable                                                     (B) [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF, OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(D) OR 2(E)
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6    CITIZENSHIP OR PLACE OR ORGANIZATION
     United States of America
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                 7   SOLE VOTING POWER

  NUMBER OF          9,692,739 shares of Common Stock**
   SHARES        ---------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER
  OWNED BY
                     None
                 ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     9,692,739 shares of Common Stock**
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,064,961 shares of Common Stock***
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     65.74%
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14   TYPE OF REPORTING PERSON*

     IN, IA
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*SEE INSTRUCTIONS BEFORE FILLING OUT!

**Includes 970,811 shares of Common Stock owned in the aggregate by certain Managed Accounts (see Items 2 and 5), as to which R. Scott Asen may be deemed to hold beneficial ownership, but as to which he disclaims beneficial ownership.

***Includes 970,811 shares of Common Stock owned in the aggregate by certain Managed Accounts and 1,372,222 shares of Common Stock owned directly by AB Associates, LP (see Items 2 and 5) as to which R. Scott Asen may be deemed to hold beneficial ownership, but as to which he disclaims beneficial ownership.

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

                                  SCHEDULE 13D

CUSIP NO.    068508100                                              Page 3 of 14

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AB Associates, LP
     TIN 13-3975828
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [ ]
     Not Applicable                                                     (B) [X]
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(D) OR 2(E)
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6    CITIZENSHIP OR PLACE OR ORGANIZATION
     United States of America
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

  NUMBER OF          1,372,222 shares of Common Stock
   SHARES        ---------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER
  OWNED BY
                     None
                 ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     1,372,222 shares of Common Stock
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,372,222 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.15%
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14   TYPE OF REPORTING PERSON*

     PN
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*SEE INSTRUCTIONS BEFORE FILLING OUT!


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

                                  SCHEDULE 13D

CUSIP NO.    068508100                                              Page 4 of 14

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Gregory A. Beard
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [ ]
     Not Applicable                                                     (B) [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION
     United States of America
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

  NUMBER OF          1,427,777 shares of Common Stock**
   SHARES        ---------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER
  OWNED BY
                     None
                 ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     1,427,777 shares of Common Stock**
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,427,777 shares of Common Stock**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.48%
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14   TYPE OF REPORTING PERSON*

     IN
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*SEE INSTRUCTIONS BEFORE FILLING OUT!

**Includes 1,372,222 shares of Common Stock owned by AB Associates, LP (see Items 2 and 5) as to which Gregory A. Beard may be deemed to hold beneficial ownership, but as to which he disclaims beneficial ownership.


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

                                  SCHEDULE 13D

CUSIP NO.    068508100                                              Page 5 of 14


         This Schedule 13D Amendment and Restatement amends and supersedes all prior Amended and Restated Statements on Schedule 13D jointly filed by R. Scott Asen, AB Associates, LP and Gregory A. Beard with the United States Securities and Exchange Commission (the "SEC") in their entirety.


ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock, $.01 par value ("Common Stock") of Barringer Laboratories, Inc. (the "Issuer"). The executive offices of the Issuer are located at 15000 West 6th Avenue, Suite 300, Golden, CO 80401.


ITEM 2.  IDENTITY AND BACKGROUND

    (a) This Statement is being filed jointly on behalf of the following reporting persons:

         (i)   R. Scott Asen ("Asen")
         (ii)  AB Associates, LP ("AB Associates")
         (iii) Gregory A. Beard ("Beard")

    Asen, AB Associates and Beard are hereinafter collectively referred to as the "Reporting Persons."

    (b) The principal offices or business address of each of the Reporting Persons is c/o Asen and Co., Inc., 224 East 49th Street, New York, New York 10017.

    (c) (i)   Asen's principal occupation is President of Asen and Co., Inc., a
    New York corporation with principal executive offices located at 224 East 49th Street, New York, New York 10017 ("Asen & Co."). Asen, through Asen & Co., provides certain advisory services and manages certain accounts (the "Managed Accounts") for: Dean Witter Reynolds C/F David V. Foster IRA Rollover Dated 2/17/95; Asen & Co., Inc. FBO SDFJ, Inc.; Woodmere Court Investments; and Nicolle Miller and Kim Taipale. Asen is also a general partner of AB Associates.

        (ii) AB Associates is an investment limited partnership. The general partners of AB Associates are Asen and Beard. Beard is the managing general partner of AB Associates. Asen and Beard, by virtue of their status as general partners, may be deemed to control AB Associates.

        (iii) Beard's present principal occupation is associate at Asen & Co. Beard is also the managing general partner of AB Associates.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate amount of funds (net of commissions) required to purchase the 8,721,928 shares of Common Stock directly owned by Asen and referred to in Item 5 below was $1,052,940. The aggregate amount of funds (net of commissions) required to purchase the 970,811 shares of Common Stock owned in the aggregate by the Managed Accounts and referred to in Item 5 below was $146,345. The aggregate amount of funds (net of commissions) required to purchase the 1,372,222 shares of Common Stock directly owned by AB Associates and referred to in Item 5 below was $169,000. The aggregate amount of funds (net of commissions) required to purchase the 55,555 shares of Common Stock directly owned by Beard and referred to in Item 5 below was $10,000. All funds used by Asen and Beard to purchase the shares of Common Stock directly owned by each of them were personal funds. All funds used by AB Associates to purchase the shares of Common Stock directly owned by AB Associates were working capital funds of the partnership. All funds used by Asen & Co. to acquire Shares on behalf of the Managed Accounts were personal funds of such individuals.


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

                                  SCHEDULE 13D

CUSIP NO.    068508100                                              Page 6 of 14


ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock directly owned by the Reporting Persons for investment purposes. Asen caused Asen & Co. to acquire, on behalf of the Managed Accounts, the shares of Common Stock owned by the Managed Accounts for investment purposes. Asen may decide to acquire additional shares of Common Stock or other securities of the Issuer, directly or indirectly, in open-market or privately negotiated transactions, depending upon a variety of factors. Asen has no present plans for the disposition of his shares. AB Associates and Beard do not have any present plans for the acquisition of additional shares of Common Stock or other securities of the Issuer. Beard has engaged a broker to sell certain shares of Common Stock directly owned by Beard in open-market transactions. Additionally, AB Associates and Beard may decide to sell all or a part of the shares of Common Stock held by them, in open-market or privately negotiated transactions, depending upon a variety of factors. Each of the Reporting Persons intends to evaluate on a continuing basis his or its goals and objectives, other business opportunities available to such Reporting Person, and general economic and equity market conditions, as well as the Issuer's business operations and prospects. Based on such evaluations, each Reporting Person may determine to acquire additional shares of Common Stock or other securities of the Issuer or sell or otherwise dispose of some or all of the shares beneficially owned by such Reporting Person.

The Reporting Persons have no present plans or proposals for: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (c) any change in the present board of directors or management of the Issuer, (d) any material change in the present capitalization or dividend policy of the Issuer, (e) any other material change in the Issuer's business or corporate structure, (f) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (g) any other material change in the Issuer's or any of its subsidiaries' business or corporate structure. Each of the Reporting Persons intends to evaluate on a continuing basis such Reporting Person's goals and objectives, other business opportunities available to such Reporting Person, and general economic and equity market conditions, as well as the Issuer's business operations and prospects. Based on such evaluations, each Reporting Person's plans regarding the Issuer may change.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) (i) Asen directly owns 8,721,928 shares of Common Stock which shares represent approximately 51.82% of the issued and outstanding shares of Common Stock (based on the total number of issued and outstanding shares of Common Stock being 16,831,546) (the "Total Outstanding Shares"), based on disclosures made by the Issuer's transfer agent to the Reporting Persons. As President of Asen & Co., Asen may be deemed to beneficially own the 970,811 shares of Common Stock owned in the aggregate by the Managed Accounts. As a general partner of AB Associates, Asen may be deemed to beneficially own the 1,372,222 shares of Common Stock owned directly by AB Associates. The 8,721,928 shares of Common Stock owned directly by Asen plus the 2,343,033 shares of which Asen may be deemed a beneficial owner, in the aggregate represent approximately 65.74% of the Total Outstanding Shares. Asen hereby expressly disclaims beneficial ownership of any shares of Common Stock not owned directly by him.

         (ii) AB Associates directly and beneficially owns 1,372,222 shares of Common Stock, which shares represent 8.15% of the Total Outstanding Shares.


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

                                  SCHEDULE 13D

CUSIP NO.    068508100                                              Page 7 of 14


         (iii) Beard directly owns 55,555 shares of Common Stock, which shares represent approximately 0.33% of the Total Outstanding Shares. As managing general partner of AB Associates, Beard may be deemed to beneficially own the 1,372,222 shares owned directly by AB Associates. The 55,555 shares of Common Stock owned directly by Beard plus the 1,372,222 shares of which Beard may be deemed a beneficial owner, in the aggregate represent approximately 8.48% of the Total Outstanding Shares. Beard hereby expressly disclaims beneficial ownership of any shares of the Common Stock of the Issuer not owned directly by him.

    (b) (i) Asen has sole voting, investment and dispositive power as to the 8,721,928 shares of Common Stock directly owned by him. As President of Asen & Co., Asen may be deemed to have voting, investment and dispositive power as to the 970,811 shares of Common Stock owned in the aggregate by the Managed Accounts. As a general partner of AB Associates, Asen may be deemed to have voting, investment and dispositive power as to the 1,372,222 shares of Common Stock owned by AB Associates.

         (ii) AB Associates has voting, investment and dispositive power as to the 1,372,222 shares of Common Stock directly owned by it,. Asen and Beard, as general partner and managing general partner of AB Associates, respectively, are empowered to direct certain actions of AB Associates and consequently may be deemed to have voting, investment and dispositive power as to the 1,372,222 shares of Common Stock owned by AB Associates.

         (iii) Beard has sole voting, investment and dispositive power as to the 55,555 shares of Common Stock directly owned by him. As managing general partner of AB Associates, Beard may be deemed to have voting, investment and dispositive power as to the 1,372,222 shares of Common Stock owned by AB Associates.

    (c) No transactions in the Common Stock were effected by the Reporting Persons, directly or indirectly, during the past sixty days, except for the following transactions:

         (i) During the period from October 19, 1999 through March 13, 2000, Asen, the Managed Accounts and AB Associates purchased certain convertible notes from the Issuer. On or about April 7, 2000, the Issuer converted such convertible notes into shares of Common Stock in the amounts and at the conversion price per share set forth below:

        Name                        Number of Shares             Per Share Price
    ----------------                ----------------             ---------------

    R. Scott Asen                        7,016,667                     $.06
    Dean Witter Reynolds C/F
     David V. Foster IRA Rollover
     Dated 2/17/95                         100,000                     $.06
    Asen & Co., Inc. FBO SDFJ, Inc.        200,000                     $.06
    Woodmere Court Investments             200,000                     $.06
    Nicolle Miller and Kim Taipale          83,333                     $.06
    AB Associates, LP                      900,000                     $.06


        (ii) During the past 60 days, Beard sold shares of Common Stock directly owned by him in open-market transactions on the dates, in the amounts and at the sales price per share set forth below:


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

                                  SCHEDULE 13D

CUSIP NO.    068508100                                              Page 8 of 14



    Date          Number of Shares              Per Share Price
    ----          ----------------              ----------------

    3/29/00         10,000                        $3.6875
    4/12/00         33,333                        $0.7272



    (d) Other than as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock acquired by the Reporting Persons.

    (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


Asen & Co. provides certain advisory services for each of the Managed Accounts for which Asen & Co. receives certain fees. See attached Exhibit A. Asen & Co. has voting and dispositive power with respect to the shares of Common Stock held for the benefit of each of the Managed Accounts. Asen is the President of Asen & Co. and as such may be deemed to control Asen & Co.

Other than as disclosed herein, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


         Exhibit A - Form of Investment Advisory Agreement between Asen & Co. and each of the Managed Accounts.

         Exhibit B - Agreement of Reporting Persons as to Joint Filing of
         Schedule 13D.



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

                                  SCHEDULE 13D

CUSIP NO.    068508100                                              Page 9 of 14


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 13, 2000


                                           /s/ R. Scott Asen
                                        ---------------------------------
                                        R. Scott Asen



                                        AB ASSOCIATES, LP


                                            /s/ Gregory A. Beard
                                        By: -------------------------------
                                            Gregory A. Beard,
                                            Managing General Partner

                                            /s/ R. Scott Asen
                                        By: -------------------------------
                                            R. Scott Asen,
                                            General Partner


                                            /s/ Gregory A. Beard
                                        ---------------------------------
                                        Gregory A. Beard



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

                                  SCHEDULE 13D

CUSIP NO.    068508100                                             Page 10 of 14


                                  EXHIBIT INDEX

Exhibit No.                      Description

Exhibit A              Form of Investment Advisory Agreement between Asen & Co.
                       and each of the Managed Accounts

Exhibit B              Agreement of Reporting Persons as to Joint Filing of
                       Schedule 13D.



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